SEC MAIL PROCESSING RECEIVED SEP 17 2002 154 SECTION WASH. D.C.

02057929

FORM 6-K

SECURITI
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2002

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

This Form 6-K includes an announcement released by the Company to the press in Japan dated September 11, 2002, concerning the anticipated interim dividend amount for the fiscal year ending March 31, 2003 and the record date.

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

News Release

For Immediate Release
September 11, 2002

Pioneer Announces Interim Dividend for Fiscal 2003

TOKYO — Pioneer Corporation has announced that it will pay an interim cash dividend of ¥7.5 per share of common stock for fiscal 2003, ending March 31, 2003. Subject to resolution of the Company's board of directors in October 2002, the dividend will be paid to shareholders or pledgees registered as of September 30, 2002, Japan time. The payment date in Japan has been set for December 3, 2002.

For the previous fiscal year, the Company paid an interim dividend of ¥7.5 per share, and a year-end dividend of ¥7.5 per share.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

\# # # # # #

For further information, please contact:
Hideki Okayasu
Executive Officer and General Manager, Accounting Division
Pioneer Corporation, Tokyo
Phone: (03) 3495-9826 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date September 11, 2002

By:
Kaneo Ito
President and Representative Director